UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                        First Security Bancorp, Inc.
           -------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
           -------------------------------------------------------
                       (Title of Class of Securities)

                                 336213-10-3
           -------------------------------------------------------
                               (CUSIP Number)

                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                               (563) 823-3300
           -------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 14, 2005
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 336213-10-3         13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. Kratz


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                            (b) [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

     NUMBER OF      7  SOLE VOTING POWER
      SHARES           88,300
   BENEFICIALLY     8  SHARED VOTING POWER
     OWNED BY          0
       EACH         9  SOLE DISPOSITIVE POWER
    REPORTING          88,300
      PERSON       10  SHARED DISPOSITIVE POWER
       WITH            0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        88,300

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7%

   14   TYPE OF REPORTING PERSON
        IN

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry B. Hansen


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [x]
                                                           (b)  [ ]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

    NUMBER OF     7    SOLE VOTING POWER
      SHARES           23,000
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          0
       EACH       9    SOLE DISPOSITIVE POWER
    REPORTING          23,000
     PERSON      10    SHARED DISPOSITIVE POWER
      WITH             0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        23,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                 [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

   14   TYPE OF REPORTING PERSON
        IN

   ITEM 1.   SECURITY AND ISSUER.

   This statement relates to the common stock, no par value ("Common Stock"), of First Security Bancorp, Inc., a Kentucky corporation (the "Issuer"). The principal executive offices of the Issuer are located at 318 East Main Street, Lexington, Kentucky 40507.

   ITEM 2.   IDENTITY AND BACKGROUND.

   This statement is being filed by Douglas M. Kratz ("Kratz"), whose principal office is located at 852 Middle Road, Space #101, Bettendorf, Iowa 52722. Kratz currently serves as Chairman and Chief Executive Officer of National Bancshares, Inc. and Vice Chairman of its two wholly owned subsidiaries, THE National Bank, Bettendorf, Iowa and THE National Bank, Edina, Minnesota. He is also a principal investor in various privately held non-financial services related companies.

   This statement is also being filed by Perry B. Hansen ("Hansen"), whose principal office is located at 852 Middle Road, Space #101, Bettendorf, Iowa 52722. Hansen is currently the President of National Bancshares, Inc. and serves as Chairman and Chief Executive Officer of its two wholly owned subsidiaries, THE National Bank, Bettendorf, Iowa and THE National Bank, Edina, Minnesota. Hansen is currently a principal investor and director of Merrill Merchants Bancshares, Inc. and its wholly owned subsidiary, Merrill Merchants Bank, Bangor, Maine. He is also a principal investor in various privately held non-financial services related companies.

   Kratz and Hansen shall hereinafter be referred to as "Reporting Persons." The Reporting Persons may be deemed to be a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   (d-e) During the last five years neither Kratz nor Hansen (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Each of Kratz and Hansen is a citizen of the United States.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The aggregate purchase price of the stock covered by this statement is $1,853,874. The Common Stock purchased by each Reporting Person was purchased with his personal funds.

   ITEM 4.   PURPOSE OF TRANSACTION.

   The Reporting Persons have acquired the Common Stock for the purpose of investment. While the Reporting Persons do not currently have definitive plans to do so, the Reporting Persons reserve the right in the future to (i) request representation on the board of directors,
   (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vi) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

   The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

   (a) As of the close of business on July 22, 2005, the Reporting Persons owned beneficially an aggregate of 111,300 shares of Common Stock, which constituted approximately 7.2% of the 1,560,290 shares of Common Stock outstanding as of May 10, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2005.

   (b) Kratz is the beneficial owner of 88,300 shares of Common Stock, which constituted approximately 5.7% of the Issuer's outstanding Common Stock, and Kratz has the sole power to vote and to dispose of these shares.

   Hansen is the beneficial owner of 23,000 shares of Common Stock, which constituted approximately 1.5 % of the Issuer's outstanding Common Stock, and Hansen has the sole power to vote and to dispose of these shares.

   (c) Information with respect to transactions in the Common Stock effected by the Reporting Persons during the last sixty (60) days is set forth below:

                       Shares        Price          Where       Reporting
       Date:          Acquired:    Per Share:    Transacted:     Person:
       -----          ---------    ----------    -----------    ---------
   July 14, 2005       50,000        16.25       Open Market      Kratz
   July 21, 2005       13,300        16.84       Open Market      Kratz

   Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

   (d)  N/A

   (e)  N/A

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Where are no formal agreements between Kratz and Hansen with respect to the Issuer or the Common Stock, however, Kratz and Hansen have orally agreed to work together with respect to the Issuer and the Common Stock. There are no other contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other persons with respect to the Issuer or the Common Stock.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
             None.

                                  SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      /s/ Douglas M. Kratz
                                      --------------------------
                                      Douglas M. Kratz
                                      Dated:  July 22, 2005


                                      /s/ Perry B. Hansen
                                      --------------------------
                                      Perry B. Hansen
                                      Dated:  July 22, 2005



          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)






























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